To: All Media
Date: October 21, 2003

Arrow Releases Third Quarter Operating Results

Arrow Financial Corporation announced operating results for the three and nine month periods ended September 30, 2003. Net income for the nine month period of 2003 was $14.1 million representing diluted earnings per share of $1.40. This was 1.4% above the diluted per share amount of $1.38 earned in the first three quarters of 2002, when net income was also $14.1 million. For the third quarter, net income was $4.6 million in 2003, a 6.3% decrease from the prior year's result of $4.9 million. Diluted earnings per share for the third quarter fell 6.3% to $.45 in 2003 from $.48 in 2002. Cash dividends paid to shareholders in the nine month period totaled $.62 per share, or 10.7% higher than the $.56 per share paid in the first nine months of 2002. All per share amounts have been adjusted to reflect the effect of the 5 for 4 stock split distributed on September 29, 2003.

Thomas L. Hoy, President and CEO stated, "Our earnings results for the third quarter, in particular, as well as for the nine month period, when compared to last year's results, reflect the near record low interest rate environment and its continued pressure on the Company's net interest margin. However, when measured against key industry profitability ratios, our three and nine month periods reflect strong performance. Return on average equity was 17.61% and 18.36% for the three and nine month periods ended September 30, 2003, respectively, while return on average assets was 1.35% and 1.44% for the same periods. Operating results for the three and nine month periods ended September 30, 2002 were exceptionally strong, as demonstrated by our 1.58% return on average assets and 19.72% return on average equity for the 2002 nine month period."

Mr. Hoy added, "Net interest margin for the quarter ended September 30, 2003 was 3.90% and compares with 4.46% for the third quarter of 2002. Margin compression largely reflects lower reinvestment rate opportunities coupled with higher investment security premium amortization. For the nine month period ended September 30, 2003, net interest margin was 4.09% or 50 basis points below the 4.59% recorded in the same 2002 period. For each of the three and nine month periods, much of the adverse effect from shrinking margins was offset by incremental revenues from average earning asset growth. Average earning assets were $1.279 billion for the third quarter of 2003, an increase of $111 million or 9.5%. For the nine month period, average earning assets rose $119 million to $1.254 billion, a 10.5% increase."

Mr. Hoy also stated, "We are very pleased with the favorable growth trends impacting our key balance sheet categories. Total assets, loans, deposits and shareholders' equity all reached new record highs at September 30, 2003." Total assets at period-end were $1.384 billion, up $121 million, or 9.6%, over the September 30, 2002 amount of $1.263 billion. Loans outstanding increased $81 million to $867 million at September 30, 2003, up 10.4% from the prior year. Loan outstandings have now increased for 27 consecutive quarters. Demand for small business credit and for residential mortgage financing has remained strong, although the pace of such growth appears to be slowing. Total deposits rose $103 million to $1.050 billion, or 10.9% above the prior year's level of $947 million. Shareholders' equity reached $104.1 million, increasing $4.1 million, or 4.1%, from $100.0 million at September 30, 2002.

Asset quality at quarter-end remained very high. Nonperforming assets at September 30, 2003 were $2.4 million, down $1.4 million, or 36.4%, from the same date in 2002. Nonperforming loans were $2.2 million, down 36.3% from a balance of $3.4 million one year earlier and represented just .25% of period-end loans. The annualized ratio of net loan losses to average loans for the three and nine month periods of 2003 were .07% and .10% respectively.

The North Country Funds, which receive investment advisory services from our subsidiary, North Country Investment Advisors, Inc., reached a milestone in the quarter when balances in the funds exceeded the $100 million level for the first time. As part of the plan to expand our menu of products and services, our banks have recently introduced financial planning services as an adjunct to our trust and investment management services. Under the same plan, the Company founded an insurance agency to offer various insurance products. Now, a licensed life and health insurance sales representative is available in nearly all of our full service bank branches. At September 30, 2003, the market value of assets under trust administration and investment management was $671 million, an increase of $74 million, or 12.4%, from $597 million one year earlier. The rising stock market during 2003 was principally responsible for the increase, although a significant volume of new business has been developed during the year.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY, serving the financial needs of Northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Income Statement				
Interest and Dividend Income	$17,164	$18,922	$52,970	$56,221
Interest Expense	5,216	6,315	16,354	18,836
Net Interest Income	11,948	12,607	36,616	37,385
Provision for Loan Losses	405	615	1,215	1,845
Net Interest Income After Provision for Loan Losses	11,543	11,992	35,401	35,540
Net Gain on Securities Transactions	245	---	754	173
Net Gain on Sales of Loans	117	68	488	80
Demutualization Benefit from an Employee Group Insurance Trust	---	---	---	92
Net Gains on the Sales of Other Real Estate Owned	---	3	12	24
Income From Fiduciary Activities	894	878	2,688	2,927
Fees for Other Services to Customers	1,747	1,660	5,072	4,507
Other Operating Income	204	234	480	585
Total Other Income	3,207	2,843	9,494	8,388
Salaries and Employee Benefits	4,831	4,814	14,257	13,958
Occupancy Expenses of Premises, Net	648	581	1,915	1,777
Furniture and Equipment Expense	685	585	2,102	1,843
Amortization of Intangible Assets	9	9	28	28
Foreclosed Property Expense	2	11	4	29
Other Operating Expense	2,025	1,763	5,972	5,658
Total Other Expense	8,200	7,763	24,278	23,293
Income Before Taxes	6,550	7,072	20,617	20,635
Provision for Income Taxes	1,981	2,198	6,487	6,517
Net Income	$ 4,569	$ 4,874	$14,130	$14,118
Share and Per Share Data [1]				
Period Ending Shares Outstanding	9,808	9,928	9,808	9,928
Basic Average Shares Outstanding	9,841	9,958	9,866	9,987
Diluted Average Shares Outstanding	10,080	10,212	10,090	10,228
Basic Earnings Per Share	$ 0.46	$ 0.49	$ 1.43	$ 1.41
Diluted Earnings Per Share	0.45	0.48	1.40	1.38
Cash Dividends	0.21	0.19	0.62	0.56
Book Value	10.61	10.07	10.61	10.07
Tangible Book Value [2]	9.61	9.07	9.61	9.07
Key Earnings Ratios				
Return on Average Assets	1.35%	1.58%	1.44%	1.58%
Return on Average Equity	17.61	19.53	18.36	19.72
Net Interest Margin [3]	3.90	4.46	4.09	4.59

[1] **Share and Per Share** amounts have been restated for the September 2003 five for four stock split and the November 2002 five percent stock dividend.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[3] **Net Interest Margin** includes a tax equivalent adjustment for the third quarter of 20 basis points in 2003 and 18 basis points in 2002 and an adjustment for the nine-month period of 19 basis points in 2003 and 19 basis points in 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30, 2003			September 30, 2002		
	Period End	Third Quarter Average	Year-to-Date Average	Period End	Third Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 38,409	$ 34,167	$ 32,149	$ 32,995	$ 32,282	$ 31,136
Federal Funds Sold	29,400	12,477	9,343	30,600	32,582	17,827
Securities Available-for-Sale	311,407	310,555	316,277	311,975	281,865	275,165
Securities Held-to-Maturity	106,449	101,829	85,536	74,608	74,816	75,039
Loans	867,338	854,257	843,174	785,941	779,042	766,826
Allowance for Loan Losses	(11,778)	(11,634)	(11,467)	(11,008)	(10,796)	(10,346)
Net Loans	855,560	842,623	831,707	774,933	768,246	756,480
Premises and Equipment, Net	14,073	13,893	13,806	13,464	13,500	13,259
Goodwill and Intangible Assets, Net	9,799	9,730	9,714	9,959	9,964	9,974
Other Assets	19,096	18,816	15,720	14,431	13,757	13,538
Total Assets	$1,384,193	$1,344,090	$1,314,252	$1,262,965	$1,227,012	$1,192,418
Demand Deposits	$ 157,672	$ 153,856	$ 141,338	$ 135,467	$ 138,336	$ 130,958
Nonmaturity Interest-Bearing Deposits	633,392	593,907	586,138	541,217	509,960	493,691
Time Deposits of $100,000 or More	71,772	75,771	75,428	64,905	71,257	87,701
Other Time Deposits	186,808	190,336	195,342	205,262	206,135	200,622
Total Deposits	1,049,644	1,013,870	998,246	946,851	925,688	912,972
Short-Term Borrowings	49,733	46,917	41,859	49,704	40,468	36,621
Federal Home Loan Bank Advances	150,000	150,000	147,619	145,000	139,348	125,256
Other Long-Term Debt	15,000	12,500	7,527	5,000	5,000	5,000
Other Liabilities	15,719	17,892	16,099	16,401	17,499	16,859
Total Liabilities	1,280,096	1,241,179	1,211,350	1,162,956	1,128,003	1,096,708
Common Stock	13,086	11,465	10,804	9,970	9,970	9,970
Surplus	113,127	114,672	115,108	100,055	99,979	99,777
Undivided Profits	21,673	20,508	17,898	25,828	24,526	21,614
Unallocated ESOP Shares	(1,822)	(1,822)	(1,822)	(1,822)	(1,823)	(1,892)
Accumulated Other Comprehensive Income	1,067	81	1,948	4,049	3,596	2,422
Treasury Stock	(43,034)	(41,993)	(41,034)	(38,071)	(37,239)	(36,181)
Total Shareholders' Equity	104,097	102,911	102,902	100,009	99,009	95,710
Total Liabilities and Shareholders' Equity	$1,384,193	$1,344,090	$1,314,252	$1,262,965	$1,227,012	$1,192,418
Assets Under Trust Administration And Investment Management	$671,160			$596,986		
Capital Ratios						
Leverage Ratio	8.12%			7.52%		
Tier 1 Risk-Based Capital Ratio	12.46			11.54		
Total Risk-Based Capital Ratio	13.72			12.79		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30,	
	2003	2002
Loan Portfolio		
Commercial, Financial and Agricultural	$ 84,330	$ 74,433
Real Estate – Commercial	108,294	96,145
Real Estate – Residential	327,250	285,041
Real Estate – Construction	9,757	9,443
Indirect Consumer Loans	323,746	305,608
Other Loans to Individuals	13,961	15,271
Total Loans	$867,338	$785,941
Allowance for Loan Losses, Third Quarter		
Allowance for Loan Losses, Beginning of Period	$11,518	$10,595
Loans Charged-off	(218)	(251)
Recoveries of Loans Previously Charged-off	73	49
Net Loans Charged-off	(145)	(202)
Provision for Loan Losses	405	615
Allowance for Loan Losses, End of Period	$11,778	$11,008
Allowance for Loan Losses, First Nine Months		
Allowance for Loan Losses, Beginning of Period	$11,193	$ 9,720
Loans Charged-off	(874)	(766)
Recoveries of Loans Previously Charged-off	244	209
Net Loans Charged-off	(630)	(557)
Provision for Loan Losses	1,215	1,845
Allowance for Loan Losses, End of Period	$11,778	$11,008
Nonperforming Assets		
Nonaccrual loans	$1,832	$3,270
Loans Past Due 90 or More Days and Accruing	332	125
Restructured Loans	---	---
Total Nonperforming Loans	2,164	3,395
Repossessed Assets	207	258
Other Real Estate Owned	---	73
Total Nonperforming Assets	$2,371	$3,726
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Third Quarter Annualized	0.07%	0.10%
Net Loans Charged-off to Average Loans, First Nine Months Annualized	0.10	0.10
Provision for Loan Losses to Average Loans, Third Quarter Annualized	0.19	0.31
Provision for Loan Losses to Average Loans, First Nine Months Annualized	0.19	0.32
Allowance for Loan Losses to Period-End Loans	1.36	1.40
Allowance for Loan Losses to Nonperforming Loans	544.24	324.24
Nonperforming Loans to Period-End Loans	0.25	0.43
Nonperforming Assets to Period-End Assets	0.17	0.30